Exhibit (d)(3)(B)

Form of Policy Endorsements

Ameritas Life Insurance Corp.

OVERLOAN PROTECTION BENEFIT ENDORSEMENT

This endorsement is attached to and forms a part of the policy. Except as specifically altered by the endorsement, all of the provisions, limitations and exclusions of the policy remain in full force and effect.

Your policy has been endorsed as follows:

The benefit provided by this endorsement will keep your policy from lapsing when you have a large outstanding loan balance by providing paid-up life insurance. When the conditions specified below are met we will notify you that you may elect this benefit by written notice. If the policy has entered a grace period, we will mail you a notice of eligibility and the following will apply:

(1)	We will mail the notice at least 31 days prior to the end of the grace period. Your written notice must be postmarked by the end of the grace period and while the insured is alive.
(2)	If our notice is sent less than 31 days prior to the end of the grace period, your written notice must be postmarked within 30 days of the date of your receipt of the notice and while the insured is alive.

Once you have elected this benefit, your policy will not lapse or mature. We will notify you when this benefit has been exercised with the changes to your policy.

CONDITIONS. You may elect this benefit only if the following requirements are met:

(1)	the insured is age 75 or older;
(2)	the policy is in its 11th policy year or later;
(3)	the outstanding loan balance is more than 92.5%, but less than 96% of the account value. If the outstanding policy is greater than 96% of your account value, you can repay loan balance to bring the balance within the range of 92.5% and 96% of your account value;
(4)	the outstanding loan balance is more than the specified amount; and
(5)	the Internal Revenue Code Life Insurance Qualification Test chosen at policy issue was the Guideline Premium Test.

EFFECT ON POLICY. Electing this benefit will change your policy as follows:

(1)	We will deduct 3.5% of the account value on the date you elect this benefit. There is no charge if this benefit is not elected;
(2)	After we take the 3.5% deduction, we will set the specified amount to 105% of the remaining account value. No further changes in the specified amount will be allowed;
(3)	We will set the death benefit option to Option A as described in your policy. No further changes in the death benefit option will be allowed;
(4)	The death benefit at any time after you elect the benefit will equal the greater of:
(a)	the specified amount;
(b)	the account value times the appropriate corridor factor shown on the policy schedule; or
(c)	the outstanding loan balance times the appropriate corridor factor shown on the policy schedule.
(5)	The death benefit proceeds will equal the death benefit on the insured's date of death minus any outstanding loan balance;
(6)	Any rider attached to the policy will terminate, and any charges or fees associated with the riders will cease;
(7)	We will not accept any additional premiums;

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(8)	You may not take additional partial withdrawals and loans, except for automatic loans to cover loan interest not paid when due;
(9)	We will stop taking monthly deductions; and
(10)	All amounts not allocated to the loan account must be allocated to the fixed account.

TERMINATION. This benefit will terminate at the earliest of:

(1)	when the policy terminates; or
(2)	when we receive written notice from you requesting termination of this rider.

REINSTATEMENT. This endorsement may be reinstated upon reinstatement of the policy.

TAXATION. Electing the benefit provided by this endorsement may have adverse tax consequences. The Internal Revenue Service has not ruled on the use of this endorsement. We strongly urge you to consult legal counsel and your personal tax adviser before electing this benefit.

VALUES. This endorsement does not have cash surrender value or loan value.

AMERITAS LIFE INSURANCE CORP.

President	Secretary

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